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                                                                     EXHIBIT 4.1

                             SIEBEL SYSTEMS, INC.

                          Certificate of Designation

                        (Pursuant to Section 151 of the
                       Delaware General Corporation Law)

                           SERIES A1 PREFERRED STOCK

Siebel Systems, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Company") hereby certifies that the following resolutions were duly adopted by the Board of Directors of the Company (the "Board") on November 2, 2000, as required by Section 151 of the Delaware General Corporation Law:

     "RESOLVED, that pursuant to the authority granted to and vested in the Board in accordance with the provisions of the Amended and Restated Certificate of Incorporation of the Company, as amended (the "Certificate of Incorporation"), the Board hereby creates from its authorized class of Preferred Stock a series designated as Series A1 Preferred Stock, par value $0.001 per share, of the Company;

     RESOLVED FURTHER, that the Board does hereby establish the Series A1 Preferred Stock as follows:

     Section 1. Designation and Amount.  One (1) share of Preferred Stock of
                ----------------------
     the Company shall be designated as Series A1 Preferred Stock (the "Special Series A1 Voting Share").

     Section 2. Dividends and Distributions.  Except as required by applicable
                ---------------------------
     law, neither the holder nor the owner, if different, of the Special Series A1 Voting Share shall be entitled to receive any dividends or distributions of the Company, whether payable in cash, property or in shares of capital stock.

     Section 3. Liquidation.  In the event of any liquidation, dissolution or
                -----------
     winding up of the Company, the holder of the Special Series A1 Voting Share shall not be entitled to receive any assets of the Company available for distribution to its stockholders.

     Section 4. Voting Rights.  The Special Series A1 Voting Share shall have
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     the following voting rights:

     (A) with respect to all meetings of stockholders of the Company at which holders of the Company's common stock are entitled to vote (each a "Company Meeting") and with respect to any written consents, to the extent permitted by the Certificate of Incorporation and the Company's By-laws, sought by the Company from its stockholders, including the holders of Company common stock (each a

                                       1.
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     "Company Consent"), the Special Series A1 Voting Share shall vote together with the common stock of the Company as a single class and the Special Series A1 Voting Share shall have the identical voting rights to those of the Company's common stock;

     (B) the holder of the Special Series A1 Voting Share shall be entitled to a number of votes equal to the number of exchangeable shares of Siebel Janna Arrangement, Inc. (the "Exchangeable Shares") outstanding on the record date for determining stockholders entitled to vote at the applicable Company Meeting or in connection with the applicable Company Consent, other than those held by the Company or its Affiliates (as defined in that certain Voting and Exchange Trust Agreement by and among Siebel Janna Arrangement, Inc., the Company and Montreal Trust Company of Canada, to be dated and entered into on or before the date of issue of the Special Series A1 Voting Share, as such agreement may amended, modified or supplemented from time to time (the "Trust Agreement"));

     (C) except as set forth herein, or as otherwise provided by law, the registered holders from time to time of Exchangeable Shares shall have no special voting rights and their consent shall not be required for taking any corporate action; and

     (D) the voting rights attached to the Special Series A1 Voting Share shall terminate pursuant to and in accordance with the Trust Agreement.

     Section 5.  No Redemption.  The Special Series A1 Voting Share shall not
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     be redeemable, except that at such time as no Exchangeable Shares (other than the Exchangeable Shares owned by the Company and its Affiliates) shall be outstanding, the Special Series A1 Voting Share shall automatically be redeemed and canceled.

     Section 6.  Other Provisions.  Pursuant to the terms of the Trust
                 ----------------
     Agreement:

     (A) during the term of the Trust Agreement, the Company will not issue any additional shares of the same series of such Series A1 Preferred Stock without the consent of the holders at the relevant time of Exchangeable Shares;

     (B) the votes attached to the Special Series A1 Voting Share shall be exercised by the Trustee (as defined in the Trust Agreement) pursuant to and in accordance with the Trust Agreement; and

     (C) the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions of the Special Series A1 Voting Share shall be as otherwise provided in the Trust Agreement."

                                       2.
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IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the
Company by its Senior Vice President, Finance and Administration and Chief Financial Officer and attested to by its Secretary this 13th day of November, 2000.


                                         SIEBEL SYSTEMS, INC.

                                         By: /s/ Kenneth A. Goldman
                                             ----------------------------------
                                             Kenneth A. Goldman
                                             Senior Vice President, Finance and
                                             Administration and Chief Financial
                                             Officer


ATTEST:

By:  /s/ Jeffrey T. Amann
     ---------------------------
     Jeffrey T. Amann
     Secretary

                                       3.